Exhibit 99.12
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended
September 30, 2005
Newspaper DNA Media
Interviewee: Girish Paranjpe, President, Finance Solutions SBU, Wipro Limited
Aravind
Hello, Aravind here. Can you hear me Preeti,
Preeti
Yeah, Mr. Paranjpe?
Aravind
No, no, this is Aravind. Please stay on line we will connect to you Mr. Paranjpe, okay. Thank you.
Preeti
Hello, can you give me the landline, then I think.., so that the voice would tail off, my landline is 55604444.
Aravind
I think Girish has joined us already.
Girish Paranjpe
Hi Girish here.
Preeti Bajaj
Hi, this is Preeti Bajaj I hope you may be aware of some of the question that I may be sort of fielding towards you. This is Preeti Bajaj from DNA Media
Girish Paranjpe
Hi Preeti.
Preeti Bajaj
In fact, you know, if you could just share with me the secret of the success I would say, what has helped your finance solutions to grow 40% per annum over the past two years?
Girish Paranjpe
Actually 50%.
Preeti Bajaj
You would say 50%,

Girish Paranjpe
50, yes.
Preeti Bajaj
Okay.
Girish Paranjpe
You are asking me a tough question, my trade secret you are...
Preeti Bajaj
Then later questions are going to be very very simple.
Girish Paranjpe
No, I think I don’t want to declare success so early, but all I wanted to say is that it has been the result of couple of things, one is that I think we were able to kind of focus our energy on the right client, so selecting the right clients and then concentrating our resources on the right clients I think was the first thoughtful thing that we did. The other is that, I think our teams did an outstanding job in terms of delivering and exceeding client expectations. So I think if you ask me, two simple things, one is making the right selection of clients who are willing and who are willing to reciprocate to all our efforts and wanted to build a relationship with us on a two-way process I think was the first thing. And the second thing is, the real credit goes to teams which did an outstanding job on delivering and exceeding client’s expectations.
Preeti Bajaj
Not anything else.
Girish Paranjpe
Those are the big things, the rest are all pretty small things.
Preeti Bajaj
Maybe one or two smaller things if I would like to know, and you would like to share with me.
Girish Paranjpe
No, I think the other small thing is, again it is about the making right selection of people to get some of these high potential teams, then supporting and helping them, then they inevitably came across the first blocks, then making sure there is enough kind of air cover for them, I would say those are the things.
Preeti Bajaj
Okay, and if you could just throw some light on what is the latest trend in the outsourcing industry at the moment?
Girish Paranjpe

Okay. I think the latest trend is for clients to be more strategic in their buying behavior instead of necessarily going for the cheapest source or looking for the most tactical buying. They are looking at it strategically on a long-term perspective and saying who do I want to be in relationship for several years, and who would they entrust some of their most critical work to. So I think that is..
Preeti Bajaj
You mean, earlier it was just cost benefit that they were looking at, now it is more like, they have passed on that process, and they want to continue with maybe the service provided who is actually doing it for some time for them, is that so?
Girish Paranjpe
Yeah, and who basically they can trust, who they can rely upon, who will be able to scale as they grow bigger, who will able to go inwards with them to do complex work. So it is more like a partnership rather than one off deal.
Preeti Bajaj
So, it is more like partnership. So do you think that as the operations are scaled up by the clients, your profits are also scaled up?
Girish Paranjpe
I mean, it is in relation to, it is not as if we have doubled our price as our volume has doubled, it is not like that, but of course if the accounts have grown and we have built up the relationship, some of the initial costs get spread out over higher volumes, so to that extent in does help in increasing margins.
Preeti Bajaj
Okay, so do you think that, how are the Indian companies rated abroad, I mean, the kind of BFSI work that we are doing over here, how are we rated abroad?
Girish Paranjpe
I think we have become mainstream. Most customer today will not consider doing a project without at least giving a chance for Indian companies to participate in the bidding process, in the final selection they may still take a call on who they want to do the work with, but we will at least be in the reckoning list.
Preeti Bajaj
So, the Indian BPO has come off age, and they have entered the mainstream as far as the global choices are concerned?
Girish Paranjpe
Absolutely.
Preeti Bajaj
Okay. And our work if I may ask you, the contribution of BFSI in particular to Wipro’s revenue?

Girish Paranjpe
This quarter we are about 21% of Wipro’s revenue.
Preeti Bajaj
Sorry?
Girish Paranjpe
21% of Wipro revenues.
Preeti Bajaj
21% of Wipro revenues. Okay, where do you think this would go, the BFI participation in Wipro revenue would go in the next 5 years?
Girish Paranjpe
It is very difficult for me to answer, because it is not only a function of how fast this business grows, but also a function of how fast the other businesses grow, and at least I do not want to be in competition with other people. I can only say that if I look back 5 year, we used to be 12% of the Wipro revenue, and that number has now become 21%.
Preeti Bajaj
Okay, from 12% of revenue you have came up to 21%.
Girish Paranjpe
That’s right. And in that same period Wipro also has grown hugely. So it is that we have not only increased percentage of Wipro revenue but also participated in Wipro’s overall growth.
Preeti Bajaj
Okay. What is the future trend that we may perceive in the BFSI sector that is prevalent globally and as far as India is concerned, I mean, two perspective, I mean the BFSI segment future trend? What are we facing in India and what are we facing globally?
Girish Paranjpe
From industry perspective?
Preeti Bajaj
Yeah.
Girish Paranjpe
I think if you look at, there are two parts to it, one is the kind of institutional market where the companies and other people who use, some banks, insurance companies, capital market services, and then there is the retail part of it.

Preeti Bajaj
Can you please repeat this once again because I think I missed out. Keeping India in view, how do we say that?
Girish Paranjpe
No, I am saying that if you look at the financial service industry, it services two types of customers, one is the institutional customer, like companies then other banks, it may be Pension funds, Mutual funds, all of these people; or it is, directly servicing retail customers, individual buyers, investors like you, me and other people
Preeti Bajaj
Okay.
Girish Paranjpe
So, what the industry is facing as far as the individual investors are concerned, there is increasing sophistication and you know ready availability of all kinds of data and information, so we are facing of fairly sophisticated user now.
Preeti Bajaj
Okay, the individual customers.
Girish Paranjpe
..are becoming more and more sophisticated, they are getting access to many of the things that only large corporates or mutual funds were getting. So there has been I would say kind of a democratization of information. So basically, financial institutions have to gear up, provide that kind of new range of services, more sophisticated tools and things like that to individual customers which were originally used only for corporate customers.
Preeti Bajaj
So that means the individual customer is becoming more discerning and more demanding and almost...
Girish Paranjpe
More sophisticated in understanding and usage.
Preeti Bajaj
Okay. So what was earlier offered to the large enterprises now maybe is asked by the individual customers as well?
Girish Paranjpe
Absolutely.
Preeti Bajaj
Okay. So, then what happens, that means the bigger enterprises would look at more complex requirements?

Girish Paranjpe
Yeah, so then if you look at the institutional side, they are going to the next level of complexity.
Preeti Bajaj
Okay.
Girish Paranjpe
So which is why you know things like hedge funds are becoming so popular because they are really based on individual knowledge of market or a commodity or foreign exchange or something like that, which is not easy for any system to replicate.
Preeti Bajaj
Okay, so India is facing almost the same trend that is prevailing globally?
Girish Paranjpe
There is a little bit of lag, the only I think the lag we see is that unlike in the developed markets where there is free capital convertibly, where individual investors and institutions have a choice of investing within the country or outside the country, Indian investors still do not have that flexibility and choice.
Preeti Bajaj
Okay. So aboard there is free capital accountability that...
Girish Paranjpe
Capital account convertibility, so as a result American investor has a choice of investing in an American company or investing in American mutual fund or American insurance company or doing it in the European, Japanese, Asian one; whereas Indian investors do not have the same amount of choice.
Preeti Bajaj
That mean, I would say, in a developed market the investors can invest anywhere in the world .
Girish Paranjpe
That is right.
Preeti Bajaj
But we do have a certain amount we can invest on certain overseas.,?
Girish Paranjpe
Yeah, currently, it is very limited. It is about 25,000 dollars per person per year.
Preeti Bajaj

Of course that is very measly, but still a little bit of maybe we can look for more..
Girish Paranjpe
That is right, yes, it so you know what, because the amount is small it has still not attracted enough people to offer those kind of products to Indian customers.
Preeti Bajaj
Okay, Mr. Paranjpe, I think I have taken a lot of your time.
Girish Paranjpe
Thank you.
Preeti Bajaj
And since your results have been declared today I think, and if you could just, you said three capital...?
Girish Paranjpe
Convertibility, capital account convertibility it is called, because we have fair amount of freedom when comes to HR and things like that, but for capital account, If I want to say invest in an American company, then they are still some amount of restrictions.
Preeti Bajaj
Free capital account convertibility. Thank you Mr. Paranjpe.
Girish Paranjpe
Thanks.
Preeti Bajaj
Okay, bye bye.